PARK NATIONAL CORPORATION

50 North Third Street

Post Office Box 3500

Newark, Ohio 43058-3500

(740) 349-8451

www.parknationalcorp.com

March 7, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Park National Corporation — Definitive Proxy Materials related to Annual Meeting of Shareholders to be held on April 23, 2012

Ladies and Gentlemen:

In accordance with Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith for filing definitive copies of the Notice of Annual Meeting of Shareholders, Proxy Statement and form of proxy card (collectively, the “Proxy Materials”) to be furnished to the shareholders of Park National Corporation (the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company to vote at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held on April 23, 2012.

The purposes of the Annual Meeting are to: (a) elect four directors, each to serve for a term of three years to expire at the Annual Meeting of Shareholders to be held in 2015; (b) approve, in a non-binding advisory vote, the compensation of the Company’s executive officers as disclosed in the Proxy Statement; and (c) ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012. The Company is a participant in the TARP Capital Purchase Program and, accordingly, is subject to Rule 14a-20 under the Exchange Act and Rule 14a-21(b) under the Exchange Act does not apply.

The Company will begin releasing the definitive Proxy Materials to shareholders on March 12, 2012.

Securities and Exchange Commission

March 7, 2012

As permitted by Rule 14a-16(n) under the Exchange Act, the Company has selected the full set delivery option. The information required in a “Notice of Internet Availability of Proxy Materials” for purposes of Rule 14a-16(n) is incorporated into the Proxy Statement and the form of proxy card.

If you have any questions or comments with respect to the enclosed definitive Proxy Materials, please call the undersigned at (740) 349-3792.

Thank you.

Very truly yours,

/s/ John W. Kozak

John W. Kozak
Chief Financial Officer